 **TABCORP**

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone   61 3 9868 2100
Facsimile   61 3 9868 2300

2 February 2004

04012727

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
       Exemption
       File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited
("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act").   TABCORP's file number is
indicated in the upper right hand corner of each unbound page and the first
page of each bound document furnished herewith.   In accordance with
paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are
being furnished with the understanding that such documents will not be deemed
"filed" with the Securities and Exchange Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the
furnishing of such documents shall constitute an admission for any purpose that
TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect)
the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website   www.tabcorp.com.au

2 February 2004

To: Australian Stock Exchange
       Companies Announcements Platform
       20 Bridge Street
       Sydney   NSW   2000

TABCORP notes that broking analysts are adopting various dates as the effective accounting consolidation date for TABCORP's acquisition of Jupiters Limited.

The effective date of acquisition that has been adopted is 1 November 2003, which is the first day from an accounting perspective that TABCORP had the capacity to control Jupiters Limited.

For further information please contact

At TABCORP
Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508